UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2015

Commission File No. 001-36675

FIAT CHRYSLER AUTOMOBILES N.V.

(Translation of Registrant’s Name Into English)

25 St. James’s Street

London SW1A 1HA

United Kingdom

Tel. No.: +44 (0)20 7766 0311

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

The following exhibits are furnished herewith:

Exhibit 99.1 Press release issued by Fiat Chrysler Automobiles N.V. dated October 26, 2015.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 26, 2015	FIAT CHRYSLER AUTOMOBILES N.V.

	By:	/s/ Richard K. Palmer

		Name:	Richard K. Palmer
		Title:	Chief Financial Officer

Index of Exhibits

Exhibit Number	Description of Exhibit

99.1	Press release issued by Fiat Chrysler Automobiles N.V. dated October 26, 2015.